EX.77C-Matters submitted to a vote of security holders

(a) On January 25, 2001, an adjourned Special Meetings of Shareholders of Liberty All-Star Growth & Income Fund (Fund) was held to approve the following item, as described in the Proxy Statement for the Meeting. On September 29, 2000
the record date for the Meeting, the Fund had 2,465,203.3270 outstanding shares of beneficial interest. The votes cast at the Meetings were as follows:

(b) Not applicable

(c) To approve an Agreement and Plan of Reorganization for Liberty Growth & Income Fund to acquire Liberty All-Star Growth & Income Fund.

      For:        1,253,892.3560 shares of beneficial interest being a majority of the shares represented at the Meeting
      Against:    181,451.7670   shares of beneficial interest
      Abstain:     75,515.4500   shares of beneficial interest

(d) Not applicable

(proxy statement incorporated herein by reference to Accession number 0000021832-00-0000373)